JOERG HOFFMANN
INVESTOR RELATIONS

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
Tel. +49 89 6279-1633
Fax +49 89 6279-2369
joerg.hoffmannr@wacker.com

RECEIVED

2008 DEC -2 A 4:55

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Wacker Chemie AG
Hanns-Seidel-Platz 4, 81737 München, Germany

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

☐ As discussed
☐ Thank you

Requested action:

☒ For your information
☐ For review and comment
☐ Take appropriate action
☐ Contact me
☐ Please return

21 November 2008

Director Dealings Announcement
Reference File Number 82-35138

SUPPL

Dear Sirs,

As this information is not posted on our website, we are forwarding to you the attached director dealings announcement. All the other important documents are posted on our website.

The reference file number of Wacker Chemie AG is 82-35138.

Thank you in advance.

Kind regards

08006072

PROCESSED
DEC 03 2008
THOMSON REUTERS

Joerg Hoffmann
Investor Relations

An dieser Stelle sehen Sie eine Voransicht der gewählten Meldung zum Überprüfen, Drucken, Bearbeiten oder Meldungskopien in weiteren Sprachen.

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euro adhoc: Wacker Chemie AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Dr. Rudolf Staudigl

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: Share
ISIN: DE000WCH8881
Type of transaction: purchase
Date: 18.11.2008
No of items: 500
Currency: Euro
Price: 71.9300
Total amount traded: 35,965.0000
Place: Frankfurt
Explanation:

Further inquiry note:

Manuela Ellmerer
Investor Relations
Tel.: +49 (0)89 6279 2769
E-Mail: manuela.ellmerer@wacker.com

Issuer subject to the publication requirement:

---

emitter: Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 München
phone: +49 (0) 89 6279 01
FAX: +49 (0) 89 6279 1770

```
mail:          info@wacker.com
WWW:           http://www.wacker.com
sector:        Chemicals
ISIN:          DE000WCH8881
indexes:       Midcap Market Index, MDAX, CDAX, Classic All Share, HDAX, Prime
               All Share
stockmarkets:  regulated dealing/prime standard: Börse Frankfurt
language:      English
```

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 EII

An dieser Stelle sehen Sie eine Voransicht der gewählten Meldung zum Überprüfen, Drucken, Bearbeiten oder Meldungskopien in weiteren Sprachen.

---

euro adhoc: Wacker Chemie AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Peter Áldozó

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of an administrative or supervisory body

Details of the transaction:

Description of financial instrument: Aktie
ISIN: DE000WCH88
Type of transaction: purchase
Date: 18.11.2008
No of items: 120
Currency: Euro
Price: 67.2400
Total amount traded: 8,068.8000
Place: Frankfurt
Explanation:

Further inquiry note:

Manuela Ellmerer
Investor Relations
Tel.: +49 (0)89 6279 2769
E-Mail: manuela.ellmerer@wacker.com

Issuer subject to the publication requirement:

----

emitter: Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 München
phone: +49 (0) 89 6279 01
FAX: +49 (0) 89 6279 1770

END